March 30, 2022

VIA EDGAR

To:  United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "Company")

 Annual Report on Form 40-F

 Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F report for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report").  The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  Technical Report on the Mineral Reserve Update at the Gibraltar Mine, British Columbia, Canada dated March 30, 2022

  Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada dated January 16, 2020 and to references to the Technical Reports, or portions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and the AIF.

I also consent to the incorporation by reference of such Technical Reports in the Registration Statement (No. 333-237948) on Form F-10/A of Taseko Mines Limited filed with the United States Securities and Exchange Commission.

Yours truly,

/s/ Richard Weymark
Richard Weymark, P.Eng., MBA, VP Engineering